UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Revance Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

761330109
(CUSIP Number)

Patrice Calvayrac
Chief Financial Officer
Teoxane SA
Rue de Lyon 105
CH 1203
Geneva, Switzerland
+41 22 344 96 36

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761330109

1	NAMES OF REPORTING PERSONS
Teoxane SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,550,800

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,550,800

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,550,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2023 (as amended by this Amendment No. 1, the “Schedule 13D”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of Revance Therapeutics, Inc. (the “Issuer”). This Amendment No. 1 amends Items 3 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used the amounts set forth in Annex A to purchase the additional shares of Common Stock reported in this Amendment No. 1.

The Reporting Person purchased the shares of Common Stock reported herein with working capital in open market transactions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) See cover page.  Based upon the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023, there were 87,955,357 shares of Common Stock outstanding as of July 31, 2023. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 6,550,800 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock.

(c) The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) To the best of the Reporting Person’s knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported hereunder as beneficially owned by the Reporting Person.

(e) Not applicable.

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2023

TEOXANE SA

By	/s/ Patrice Calvayrac
	Name:	Patrice Calvayrac
	Title:	Chief Financial Officer

Annex A

Set forth below is a list of transactions in shares of the Issuer’s Common Stock which, to the best of the knowledge of the Reporting Person, have been effected by the Reporting Person since the most recent filing of the Schedule 13D. The Reporting Person engaged in the below open market transactions, summarized below to report (i) the total number of shares that were the subject of transactions effected on each day, (ii) the weighted average price per share at which the transactions were effected on each day and (iii) the low price per share and the high price per share at which the transactions were effected on each day. The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Trade Date	Purchase or Sale	Quantity	Weighted Average Price	Low Price	High Price
10/13/2023	Purchase	412,166	$8.5229	$8.33	$8.67
10/16/2023	Purchase	242,511	$8.8250	$8.49	$9.02
10/17/2023	Purchase	620,874	$9.0019	$8.74	$9.33
10/18/2023	Purchase	365,455	$8.8262	$8.695	$9.08
10/20/2023	Purchase	463,994	$9.4423	$9.015	$9.87